1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sean Graber
Associate
215.963.5598
August 27, 2009
FILED AS EDGAR CORRESPONDENCE
Kevin Rupert
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Response Letter to Comments on Laudus Trust Form N-CSR (File Nos. 33-21677 and 811-05547)
Dear Mr. Rupert:
This letter responds to our telephone conversation on July 30, 2009, during which you provided comments to the Laudus Trust’s (the “Trust”) Form N-CSR filing for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2009. Your comments and our responses to your comments are set forth below. I note that capitalized terms in this correspondence have the same meaning as in the Form N-CSR filing.
1.	Comment: Certain Funds’ Statements of Assets and Liabilities disclose the existence of receivables due from the Funds’ investment adviser (the “Adviser”). However, there does not seem to be any corresponding fees payable by the Funds to the Adviser in the Statements of Assets and Liabilities. Please provide an explanation of the receivables due from the Adviser.

Response:

Laudus Rosenberg U.S. Large Capitalization Fund, Laudus Rosenberg U.S. Large Capitalization Value Fund, Laudus Rosenberg International Discovery Fund and Laudus Mondrian Emerging Markets Fund

The investment advisory fees owed to the Adviser for a given month are typically broken into two payments made by the Funds to the Adviser. The first payment, which represents the amount that was payable to the Adviser as of three days prior to the end of the month, is paid on the last day of the month. The second payment, which represents the amount that was payable to the Adviser for the last three days of the month, is paid at the beginning of the following month. For each of the above named Funds, an expense adjustment was booked in the last three days of March 2009. For each of the above named Funds, these expense adjustments, together with the application of

Kevin Rupert
August 27, 2009

the Adviser’s expense limitation agreement for each Fund, caused the amount of the Adviser’s waiver and reimbursement obligation to each Fund to exceed the second payment of the advisory fee owed to the Adviser by the Fund for March 2009, thereby causing a receivable to be due to each Fund. The receivable due to each Fund from the Adviser was paid off in full on April 3, 2009.

Laudus Mondrian International Equity Fund and Laudus Mondrian Global Equity Fund

As indicated in the Funds’ Financial Highlights, the gross operating expenses of the Laudus Mondrian International Equity Fund were 2.78%, 3.10% and 2.11% for Investor Shares, Select Shares and Institutional Shares, respectively, and Laudus Mondrian Global Equity Fund were 4.43%, 4.27% and 4.08% for Investor Shares, Select Shares and Institutional Shares, respectively, for the fiscal year ended March 31, 2009. As described in the Funds’ prospectus, the Adviser has entered into Expense Limitation Agreements with the Funds whereby the Adviser has contractually agreed to waive its management fee and bear certain expenses for the Investor Shares, Select Shares and Institutional Shares of each Fund when operating expenses reach 1.40%, 1.12% and 1.05%, respectively. The Laudus Mondrian International Equity Fund and the Laudus Mondrian Global Equity Fund each pay the Adviser an advisory fee of 0.85%.

The receivables due from the Adviser resulted from the difference between the amount of each Fund’s gross operating expenses and the amount of the investment advisory fees payable by each Fund to the Adviser. This difference caused the amount of the Adviser’s waiver and reimbursement obligation to the Funds under the Expense Limitation Agreements to exceed the amount of the investment advisory fees payable by the Funds to the Adviser as of March 31, 2009, thereby causing a receivable to be due to the Funds. The receivable due to each Fund from the Adviser was paid off in full on April 3, 2009.

2.	Comment: The formatting and presentation of the information included in each Fund’s Statement of Operations does not appear to be presented in a manner that accords with the AICPA Audit Guide.

Response: As you acknowledged during our telephone conversation, each Fund’s Statement of Operations contains all of the information required under current regulatory standards. However, pursuant to your comment, going forward, the Trust will present the information in each Fund’s Statement of Operations following the format and presentation provided in the AICPA Audit Guide.

3.	Comment: On July 24, 2009, the Laudus Funds’ website disclosed complete portfolio holdings for the Laudus Rosenberg Funds as of December 31, 2008. This information is stale as it is not as current as the portfolio holdings information that was included in the Laudus Rosenberg Funds’ Form N-CSR for the fiscal year ended March 31, 2009, filed with the Commission on June 3, 2009.

Response: On the Laudus Funds website, the complete portfolio holdings of the Laudus Rosenberg Funds are posted under the tab labeled “Portfolio Holdings” in the “Analysis and Commentary” section with respect to the fiscal quarters ending June 30 and December 31 and under the tab labeled “Reports” in the “Prospectus & Reports” section with respect to the fiscal quarters ending March 31 (Annual Report to Shareholders) and September 30 (Semi-Annual

Kevin Rupert
August 27, 2009

Report to Shareholders). As of July 24, 2009, the Laudus Rosenberg Funds’ complete portfolio holdings as of March 31, 2009 were available on the Laudus Funds website through the Funds’ Annual Report dated March 31, 2009, which was located under the tab labeled “Reports” in the “Prospectus & Reports” section of the Laudus Funds website. In order to eliminate any confusion regarding the location of the most recent Laudus Rosenberg Funds’ complete portfolio holdings information with respect to the fiscal quarters ending March 31 and September 30, going forward, the tab labeled “Portfolio Holdings” will inform website users that the most recent portfolio holdings of the Laudus Rosenberg Funds can be found in the Annual or Semi-Annual Report, as applicable, located in the “Prospectus & Reports” section of the website.

4.	Comment: On page 15 of the Laudus Rosenberg Annual Report, in the Performance Summary relating to the Laudus Rosenberg U.S. Long/Short Equity Fund, the Net Expense ratios provided for Investor Shares and Select Shares of the Laudus Rosenberg U.S. Long/Short Equity Fund do not include the dividend expense on securities sold short. When presenting a Fund’s net expenses, the Fund’s dividend expense on securities sold short should be included.

Response: Consistent with the Fund’s presentation of its expense ratios in prior years, the Fund’s Gross Expenses, Net Expenses including dividend expense, and Net Expenses excluding dividend expense, each with equal prominence, should have been disclosed in the Annual Report. As the Fund is currently operating below its expense cap, going forward, the Trust will only disclose the Gross Expenses for the Fund (including dividend expense on securities sold short), with a footnote that describes the Fund’s expense cap, if any.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its shareholder reports; (ii) SEC staff comments or changes to disclosure in response to staff comments in the shareholder report reviewed by the staff do not foreclose the SEC from taking any action with respect to the shareholder report; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sean Graber Sean Graber